# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Leslie's, Inc., CIK 0001821806
CUSIP: 527064208
Title of class of securities: Leslie's, Inc.
Address of issuer's principal executive offices: 2005 E. INDIAN SCHOOL ROAD, PHOENIX, Arizona (AZ), 85016
Date of event which requires filing of this statement: 5/20/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002135781

## Reporting persons
- Lee William Baxter: type of reporting person: individual (IN); citizenship or place of organization: Tennessee (TN); member of a group; sole voting power 306,000; shared voting power 0; sole dispositive power 306,000; shared dispositive power 0; aggregate amount beneficially owned 306,000 (3.3% of the class)
- Storm Andrew Murchison: type of reporting person: individual (IN); citizenship or place of organization: Georgia (GA); member of a group; sole voting power 164,000; shared voting power 0; sole dispositive power 164,000; shared dispositive power 0; aggregate amount beneficially owned 164,000 (1.8% of the class)

## Item 1. Issuer
Name of issuer: Leslie's, Inc.
Address of issuer's principal executive offices: 2005 E. INDIAN SCHOOL ROAD, PHOENIX, ARIZONA, 85016.

## Item 2. Person Filing
Name of person filing: Lee William Baxter and Andrew Storm, a group
Address of principal business office or, if none, residence: 917 Woodmont Blvd Nashville TN 37204
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 470,000
Percent of class: 5.02%
Sole power to vote or to direct the vote: 470,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 470,000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit 99.1 (Joint Filing Agreement) for the identity of the members of the group.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 99.1 - Joint Filing Agreement by and between the Reporting Persons.

## Signatures
- Lee William Baxter: Willam Baxter Lee, Individual (05/20/2026)
- Storm Andrew Murchison: Andrew Murchison Storm, Individual (05/20/2026)